7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES

UNAUDITED 2012 SECOND QUARTER FINANCIAL RESULTS

•	Progress on strategic shift to asset-light business model emphasizing managed hotel portfolio to drive profit growth
•	Second quarter 2012 adjusted EBITDA increased 28.4% year-over-year to RMB164.8 million. Second quarter 2012 net income attributable to the Company’s ordinary shareholders increased 23.3% year-over-year to RMB55.6 million.
•	Second quarter income from operations increased 36.3% year-over-year to RMB76.2 million.
•	Total transaction value, a measure of total room revenue generated from all hotels, reached RMB1,383.1 million, an increase of 58.3% year-over-year[1].
•	88 net hotels added in the second quarter 2012 to a total of 1,132 hotels in operation.

GUANGZHOU, CHINA – August 9, 2012 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the second quarter 2012.

Second Quarter 2012 Financial Highlights

•	Total net revenues for the second quarter 2012 increased by 27.3% year-over-year to RMB632.7 million (US$99.6 million)[2].
•	Income from operations for the second quarter 2012 was RMB76.2 million (US$12.0 million), a 36.3% year-over-year increase compared to RMB55.9 million in the second quarter 2011. Non-GAAP income from operations for the quarter was RMB82.1 million (US$12.9 million), compared to RMB67.0 million for the same period in 2011.
•	EBITDA for the second quarter 2012 was RMB158.9 million (US$25.0 million), an increase of 35.6% year-over-year from RMB117.2 million for the same period in 2011. Adjusted EBITDA for the quarter was RMB164.8 million (US$25.9 million), an increase of 28.4% year-over-year. EBITDA margin was 25.1% compared to 23.6% in the same period in 2011. Adjusted EBITDA margin was 26.0%, compared to 25.8% in the prior year period.
•	Net income attributable to the Company’s ordinary shareholders was RMB55.6 million (US$8.7 million), a 23.3% year-over-year increase compared to RMB45.1 million for the same period in 2011. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB61.4 million (US$9.7 million), representing a year-over-year increase of 9.5%.

1 Definition of Total transaction value: total room revenue from leased-and-operated hotels and managed hotels. The metric is highlighted as an indicator of the scale and reach of 7 Days’ brands.

2The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of June 30, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.3530. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on June 30, 2012.

1

•	Basic and diluted earnings per ADS[1] were RMB1.11 (US$0.18) and RMB1.11 (US$0.17), respectively. Non-GAAP basic and diluted earnings per ADS were RMB1.23 (US$0.19) and RMB1.22 (US$0.19), respectively.
•	Net operating cash inflow was RMB189.5 million (US$29.8 million), compared to RMB132.8 million in the same period in 2011.

Second Quarter 2012 Operational Highlights

•	Added 88 net hotels, comprising 18 net leased-and-operated hotels and 70 net managed hotels in the second quarter 2012.
•	As of June 30, 2012, 7 Days Group had 1,132 hotels in operation, consisting of 435 leased-and-operated hotels and 697 managed hotels, representing a total of 112,631 rooms covering 168 cities.
•	As of June 30, 2012, there were a total of 226 hotels in the pipeline, including 50 leased-and-operated hotels under conversion and 176 managed hotels contracted but not yet opened.
•	For the second quarter 2012, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 86.8%, 83.0% and 84.6%, respectively, compared to 91.1%, 83.8% and 87.5%, respectively, in the second quarter 2011. The year-over-year decrease in occupancy rates was mainly due to the higher number of new hotels in operation compared to the prior year period. RevPAR[2] for leased-and-operated hotels was RMB145.1 in the second quarter 2012, compared to RMB152.4 in the same period in 2011. RevPAR for managed hotels for the period was RMB130.9 in the second quarter 2012, compared to RMB129.7 for the same period in 2011.
•	As of June 30, 2012, the number of 7 Days Club members was over 43.8 million, a 91.3% increase from 22.9 million as of June 30, 2011.

Recent Business Developments:

Mr. Yuezhou Lin, 7 Days Group’s Chief Executive Officer and Director, commented, "As announced during the second quarter 2012, we have begun to implement the strategy to increase emphasis towards our managed hotel portfolio to maximize our growth opportunities in China’s expanding economy hotel industry. By adopting a more asset-light growth strategy, we are leveraging our leading hotel operating platform, best-in-class proprietary e-Commerce system and industry leading loyalty program to take advantage of the lower risk, less capital intensive and more profitable nature of the managed hotel business model. We believe that this approach will allow us to deliver increasing profitability and stronger free cash flow over time. With a robust pipeline of managed hotels contracted but not yet opened, and continuing strong demand from prospective managed hotel partners, we remain confident in our ability to deliver sustainable earnings growth in the coming quarters and beyond.”

1Each ADS represents 3 of the Company’s ordinary shares.

2RevPAR represents revenue per available room

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Second Quarter 2012 Unaudited Financial Results

Gross revenues. Gross revenues for the second quarter of 2012 were RMB671.1 million (US$105.6 million), representing a year-over-year increase of 27.1% from RMB528.1 million in the second quarter 2011.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the second quarter 2012 amounted to RMB595.6 million (US$93.7 million), representing a 24.5% increase from RMB478.2 million in the second quarter 2011.

Gross revenues from managed hotels. Gross revenues from managed hotels for the second quarter of 2012 increased by 51.4% to RMB75.5 million (US$11.9 million) from RMB49.9 million in the same period in 2011, and increased by 29.8% from RMB58.2 million in the first quarter 2012. During the second quarter 2012, 70 net managed hotels were opened.

Total net revenues. Total net revenues for the second quarter of 2012 totaled RMB632.7 million (US$99.6 million), representing a year-over-year increase of 27.3% from RMB497.1 million in second quarter 2011, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the second quarter of 2012 were RMB489.3 million (US$77.0 million), or 77.3% of total net revenues, compared with 77.0% of total net revenues in the second quarter 2011 and 85.6% of total net revenues in the first quarter 2012. Pre-opening expenses for the second quarter 2012 were RMB15.1 million (US$2.4 million), compared to RMB15.4 million in the first quarter of 2012.

Sales and marketing expenses. Sales and marketing expenses for the second quarter of 2012 were RMB18.9 million (US$3.0 million), or 3.0% of total net revenues, compared with 1.8% of total net revenues in the same period of 2011 and 2.3% in the first quarter 2012. The increase in sales and marketing expenses resulted from expanded promotional activities in the second quarter of 2012.

General and administrative expenses. General and administrative expenses for the second quarter 2012 were RMB48.3 million (US$7.6 million), or 7.6% of total net revenues, compared to RMB49.3 million, or 9.9% of total net revenues in the same period of 2011, and RMB42.8 million, or 7.9% of total net revenues in the first quarter of 2012. The decrease in general and administrative expenses was primarily a result of improved operating efficiency as well as the benefits of economies of scale.

Accordingly, total operating costs and expenses amounted to RMB556.5 million (US$87.6 million), representing 88.0% of total net revenues, compared to 88.7% of total net revenues in the same period of 2011 and 95.7% in the first quarter 2012.

Income from operations. Income from operations for the second quarter 2012 was RMB76.2 million (US$12.0 million), compared to RMB55.9 million in the second quarter 2011 and RMB23.3 million in the first quarter 2012. Non-GAAP income from operations was RMB82.1 million (US$12.9 million), compared to RMB67.0 million for the same period of 2011 and RMB32.2 million in the first quarter 2012.

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EBITDA. EBITDA for the second quarter 2012 was RMB158.9 million (US$25.0 million), an increase of 35.6% year-over-year from RMB117.2 million for the same period in 2011. Adjusted EBITDA for the quarter was RMB164.8 million (US$25.9 million) an increase of 28.4% year-over-year. EBITDA margin was 25.1% compared to 23.6% in the same period in 2011. Adjusted EBITDA margin was 26.0% compared to 25.8% in the prior year period.

Interest expense. Interest expense for the second quarter 2012 was RMB7.0 million, (US$1.1 million) compared to RMB0.4 million for the same period of 2011 and RMB6.4 million in the first quarter 2012.

Income tax expense. Income tax expense for the second quarter 2012 was RMB21.3 million (US$3.4 million), compared to RMB15.6 million in the same period of 2011 and RMB7.3 million in the first quarter 2012.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB55.6 million (US$8.7 million) in the second quarter 2012, compared to RMB45.1 million in the second quarter 2011 and RMB19.0 million in the first quarter 2012.

Non-GAAP net income. Non-GAAP net income was RMB61.4 million (US$9.7 million), compared to Non-GAAP net income of RMB56.1 million for the second quarter 2011 and Non-GAAP net income of RMB27.8 million in the first quarter 2012.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB1.11 (US$0.18) and RMB1.11 (US$0.17), respectively, for the second quarter 2012, compared to basic and diluted earnings per ADS of RMB0.90 and RMB0.89, respectively, in the second quarter 2011 and basic and diluted earnings per ADS of RMB0.38 in the first quarter 2012. Non-GAAP basic and diluted earnings per ADS were RMB1.23 (US$0.19) and RMB1.22 (US$0.19), respectively, for the second quarter 2012, compared to non-GAAP basic and diluted earnings per ADS of RMB1.12 and RMB1.11, respectively, in the same period of 2011and basic and diluted earnings per ADS of RMB0.56 and RMB0.55, respectively, in the first quarter 2012.

Cash and pledged bank deposits. As of June 30, 2012, the Company had cash and pledged bank deposits of RMB615.6 million (US$96.9 million), representing a year-over-year increase of 88.7% from RMB326.3 million as of June 30, 2011.

Operating cash flow. Net operating cash inflow for the second quarter 2012 was RMB189.5 million (US$29.8 million), representing an increase of 42.7% from RMB132.8 million in the second quarter 2011.

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Guidance

The Company expects to generate total net revenues in the range of RMB670 million to RMB685 million in the third quarter 2012. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 10:00 pm (Eastern) / 7:00 pm (Pacific) Thursday, August 9, 2012, which is 10:00 am (Beijing) on Friday, August 10, 2012 to discuss its second quarter 2012 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong Toll Free:	800 930 346
Hong Kong:	852 2475 0994
US Toll Free:	1 866 5194004
US New York:	1 718 354 1231
International:	65 6723 9381
Passcode:	7Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call. The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	11963228

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

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— Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.

— Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.

— Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.

— EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income tax, depreciation and amortization.

— Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business. 7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

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For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period. These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and including, among other things, 7 Days Group’s revenue guidance for the third quarter 2012 and business forecast for 2012, including the Company’s hotel expansion plan, an increased focus on its portfolio of asset-light, profit-oriented managed hotels, its ability to offer consistent and high-quality accommodations and services at an affordable price, its ability to leverage the economies of scale and its ability to achieve strict cost controls and to deliver continued growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

7

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2011 Annual Report on Form 20-F filed with the SEC on April 26, 2012, which is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of the Company’s 2011 Annual Report on Form 20-F. The Company’s results of operations for the second quarter 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely be changed, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when the annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

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Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

7DaysInn@taylor-rafferty.com

Investor Relations (US):

Marc Raybin, Director

Taylor Rafferty

+1 (212) 889-4350
7DaysInn@taylor-rafferty.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

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7 Days Group Holdings Limited

Unaudited Consolidated balance sheet information

	Quarter Ended
	30/Jun/11	31/Mar/12	30/Jun/12
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	320,133	466,556	614,588	96,740
Pledged bank deposits	6,167	3,054	989	156
Short-term investment	-	60,000	-	-
Accounts receivable	5,194	6,758	9,983	1,571
Prepaid rent	158,604	158,746	138,537	21,807
Other prepaid expenses and current assets	54,266	56,059	57,017	8.975
Hotel supplies	39,761	46,826	46,141	7,263
Amounts due from related parties	-	71	71	11
Deferred tax assets	21,795	19,978	22,177	3,491
Total current assets	605,920	818,048	889,503	140,014
Property and equipment, net	1,458,256	1,679,664	1,731,410	272,534
Rental deposits	60,091	79,091	85,012	13,381
Land use right	24,353	23,889	23,735	3,736
Prepaid rent	18,597	63,268	65,491	10,309
Intangible assets, net	1,504	29,374	28,323	4,458
Goodwill	694	61,041	61,041	9,608
Other non-current assets	13,000	500	500	79
Deferred tax assets	24,239	53,287	57,086	8,986
Total assets	2,206,654	2,808,162	2,942,101	463,105
LIABILITIES ANDEQUITY
Current liabilities:
Accounts payable	192,556	208,758	225,338	35,470
Bills payable	20,590	10,177	3,295	519
Short-term bank loans	18,000	342,993	284,301	44,751
Accrued expenses and other payables	303,629	403,048	437,120	68,805
Amounts due to related parties	-	1,793	2,085	328
Income taxes payable	31,217	19,694	33,763	5,314
Total current liabilities	565,992	986,463	985,902	155,187
Long-term bank borrowings	-	26,930	106,388	16,746
Accrued lease payments	177,060	218,184	229,024	36,050
Unfavorable lease contract liability	-	7,643	7,474	1,176
Refundable deposits	17,050	15,250	15,250	2,400
Deferred revenue	1,490	748	660	104
Deferred rebate income	6,520	6,350	6,175	972
Borrowings from related parties	2,075	1,238	1,112	175
Income taxes payable	-	6,644	6,644	1,046
Deferred tax liabilities	1,233	3,039	3,128	492
Total liabilities	771,420	1,272,489	1,361,757	214,348
Equity:
Ordinary shares	140,995	141,097	141,113	22,212
Treasury stock	-	-	(13,134)	(2,067)
Additional paid-in capital	1,601,658	1,632,426	1,638,440	257,900
Accumulated other comprehensive income	7,555	(475)	656	103
Accumulated deficit	(317,838)	(219,379)	(163,812)	(25,783)
Total Equity attributable to 7 Days Group Holdings Limited	1,432,370	1,553,669	1,603,263	252,365
Noncontrolling interests	2,864	(17,996)	(22,919)	(3,608)
Total equity	1,435,234	1,535,673	1,580,344	248,757
Total liabilities and equity	2,206,654	2,808,162	2,942,101	463,105

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7 Days Group Holdings Limited

Unaudited Consolidated Statements of Operations Information

	Quarter Ended
	Jun 30	Mar 31	Jun 30
	2011	2012	2012
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	528,097	577,639	671,080	105,632
Leased-and-operated hotels	478,235	519,459	595,589	93,749
Managed hotels	49,862	58,180	75,491	11,883
Less: Business tax and surcharges	(30,982)	(32,612)	(38,350)	(6,037)
Net revenues	497,115	545,027	632,730	99,595

Operating costs and expenses
Hotel operating costs	(382,732)	(466,480)	(489,262)	(77,013)
Rental expenses	(139,711)	(165,391)	(172,143)	(27,096)
Staff cost	(79,517)	(89,142)	(102,425)	(16,122)
Depreciation and amortization	(56,712)	(73,021)	(75,776)	(11,928)
Hotel supplies	(23,167)	(24,468)	(34,405)	(5,416)
Utilities	(29,801)	(57,773)	(37,959)	(5,975)
Other	(53,824)	(56,685)	(66,554)	(10,476)
Sales and marketing expenses	(9,196)	(12,459)	(18,896)	(2,974)
General and administrative expenses	(49,252)	(42,785)	(48,335)	(7,608)

Total operating costs and expenses	(441,180)	(521,724)	(556,493)	(87,595)
Income from operations	55,935	23,303	76,237	12,000

Other income (expense)
Interest income	1,722	2,109	3,262	513
Interest expense	(353)	(6,385)	(6,978)	(1,098)
Equity in income of an affiliate	130	-	-	-
Income before income taxes	57,434	19,027	72,521	11,415
Income tax expense	(15,593)	(7,341)	(21,344)	(3,360)
Net income	41,841	11,686	51,177	8,055
Net income attributable to noncontrolling interest	3,215	7,283	4,390	691
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	45,056	18,969	55,567	8,746

Basic earnings per ordinary share	0.30	0.13	0.37	0.06
Diluted earnings per ordinary share	0.30	0.13	0.37	0.06
Net income	41,841	11,686	51,177	8,055
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income tax	(4,014)	(805)	1,131	178

Comprehensive income	37,827	10,881	52,308	8,233
Less: comprehensive income attributable to noncontrolling interest	(3,215)	(7,283)	(4,390)	(691)
Comprehensive income attributable to 7 Days Group Holdings Limited ordinary shareholders	41,042	18,164	56,698	8,924

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7 Days Group Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

EBITDA(non-GAAP)

	Quarter Ended
	Jun 30	Mar 31	Jun 30
	2011	2012	2012
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	45,056	18,969	55,567	8,746
Interest income	(1,722)	(2,109)	(3,262)	(513)
Interest expense	353	6,385	6,978	1,098
Income tax expenses	15,593	7,341	21,344	3,360
Depreciation and amortization	57,956	75,170	78,290	12,323
EBITDA (non-GAAP)	117,236	105,756	158,917	25,014
EBITDA%	23.6%	19.4%	25.1%	25.1%
Share-based compensation expenses	11,049	8,868	5,845	920

Adjusted EBITDA (non- GAAP) excluding share-based compensation expenses	128,285	114,624	164,762	25,934
Adjusted EBITDA%	25.8%	21.0%	26.0%	26.0%

Non-GAAP net income attributable to 7 Days Group Holdings Limited ordinary shareholders

	Quarter Ended
	Jun 30	Mar 31	Jun 30
	2011	2012	2012
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders (GAAP)	45,056	18,969	55,567	8,746

Share-based compensation expenses	11,049	8,868	5,845	920

Net income attributable to ordinary shareholders excluding share-based compensation expenses (Non GAAP net income)	56,105	27,837	61,412	9,666

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Earnings per share

	Quarter Ended
	Jun 30	Mar31	Jun 30
	2011	2012	2012
	RMB	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.30	0.13	0.37	0.06
Diluted earnings per ordinary share (GAAP)	0.30	0.13	0.37	0.06

Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.37	0.19	0.41	0.06

Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.37	0.18	0.41	0.06

Denominator:
Basic weighted average number of ordinary shares	149,757,234	149,942,510	149,914,680
Diluted weighted average number of ordinary shares	151,412,116	151,299,954	150,456,381

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	Quarter Ended
	30-Jun-11	31-Mar-12	30-Jun-12
	RMB '000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(382,732)	(466,480)	(489,262)	(77,013)
% of Total net revenue	76.99%	85.59%	77.33%	77.33%
Share-based Compensation	678	555	273	43
% of Total net revenue	0.14%	0.10%	0.04%	0.04%
Non-GAAP Result	(382,054)	(465,925)	(488,989)	(76,970)
% of Total net revenue	76.85%	85.49%	77.28%	77.28%

Sales and marketing expenses
GAAP Result	(9,196)	(12,459)	(18,896)	(2,974)
% of Total net revenue	1.85%	2.29%	2.99%	2.99%
Share-based Compensation	18	586	614	97
% of Total net revenue	0.00%	0.11%	0.10%	0.10%
Non-GAAP Result	(9,178)	(11,873)	(18,282)	(2,877)
% of Total net revenue	1.85%	2.18%	2.89%	2.89%

General and administrative expenses
GAAP Result	(49,252)	(42,785)	(48,335)	(7,608)
% of Total net revenue	9.91%	7.85%	7.64%	7.64%
Share-based Compensation	10,353	7,727	4,958	780
% of Total net revenue	2.08%	1.42%	0.78%	0.78%
Non-GAAP Result	(38,899)	(35,058)	(43,377)	(6,828)
% of Total net revenue	7.82%	6.43%	6.86%	6.86%

Total operating cost and expenses
GAAP Result	(441,180)	(521,724)	(556,493)	(87,595)
% of Total net revenue	88.75%	95.72%	87.95%	87.95%
Share-based Compensation	11,049	8,868	5,845	902
% of Total net revenue	2.22%	1.63%	0.92%	0.92%
Non-GAAP Result	(430,131)	(512,856)	(550,648)	(86,675)
% of Total net revenue	86.53%	94.10%	87.03%	87.03%

Income from operations
GAAP Result	55,935	23,303	76,237	12,000
% of Total net revenue	11.25%	4.28%	12.05%	12.05%
Share-based Compensation	11,049	8,868	5,845	920
% of Total net revenue	2.22%	1.63%	0.92%	0.92%
Non-GAAP Result	66,984	32,171	82,082	12,920
% of Total net revenue	13.47%	5.90%	12.97%	12.97%

14

7 Days Group Holdings Limited

Operating Data

	As of and for the Quarter Ended
	Jun 30	Mar 31	Jun 30
	2011	2012	2012

Hotels in operation	722	1,044	1,132
Leased-and-operated hotels	341	417	435
Managed hotels	381	627	697

Hotels under conversion	241	189	226
Leased-and-operated hotels	43	30	50
Managed hotels	198	159	176

Total hotel rooms for hotels in operation	72,150	104,191	112,631
Leased-and-operated hotels	35,254	43,800	45,701
Managed hotels	36,896	60,391	66,930

Total hotel rooms for hotels under conversion	23,064	18,542	21,961

Number of cities covered for hotels in operation	111	162	168

Average occupancy rate	87.5%	77.7%	84.6%
Leased-and-operated hotels	91.1%	79.5%	86.8%
Managed hotels	83.8%	76.3%	83.0%

Average daily rate (in RMB)	161.5	156.4	161.7
Leased-and-operated hotels	167.4	161.9	167.2
Managed hotels	154.8	152.1	157.7

RevPAR (in RMB)	141.3	121.5	136.8
Leased-and-operated hotels	152.4	128.8	145.1
Managed hotels	129.7	116.0	130.9

15